EXHIBIT (A)(11)
                                                               ---------------

FOR IMMEDIATE RELEASE


                             CEMENTOS PORTLAND, S.A.

                   TENDER OFFER FOR GIANT CEMENT HOLDING, INC.
                             SUCCESSFULLY COMPLETED

NEW YORK AND MADRID (December 10, 1999) - - Cementos Portland, S.A. ("CP") announces the successful completion of its tender offer to purchase all of the outstanding shares of common stock of Giant Cement Holding, Inc. (Nasdaq/NM:
GCHI) ("Giant") at US $31.00 net per share in cash.

The tender offer expired at 12:00 midnight, New York City time, on Thursday, December 9, 1999. CP accepted for payment over 8.5 million shares of Giant's common stock.

As a result of the tender offer, CP now owns approximately 98% of Giant's approximately 8.7 million outstanding shares of common stock. CP intends promptly to complete the acquisition by means of a second-step merger in which the remaining shareholders of the Company will receive US $31.00 net per share in cash.

The United States Department of Justice has approved the transaction.




FOR ADDITIONAL INFORMATION, CONTACT: MANUEL DE MELGAR Y OLIVER AT (011-3491) 396-0100 IN MADRID, SPAIN OR TERRY KINDER AT (843) 851-9898 IN THE UNITED STATES.









                                       7